                                                                                                                                                                                         June 28, 2010

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Patricia P. Williams

(202) 551-6986

RE:

Greenwich Advisors Trust  (the “Registrant”)

 File Nos. 333-139633 and 811-21996

Dear Ms. Williams:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on June 22, 2010 to Marc Collins with respect to the Registrant's fourth post-effective amendment filing.  Your comments are set forth below, followed by the Registrant’s response.

Comment 1:	On the cover page of the Prospectus and Statement of Additional Information, please provide the Fund's ticker symbol.
Response:	The Fund's ticker symbols have been added to covers of the Fund's Prospectus and Statement of Additional Information.
Comment 2:	In the Risk/Return Summary delete the footnote referencing the $20 wire transfer fee and include the disclosure in the fee table itself.
Response:	The $20 wire transfer fee has been reflected in the fee table and the footnote referencing the $20 wire transfer fee has been deleted.
Comment 3:	In the Fee Table, change the last line to read "Total Annual Fund Operating Expenses (after expense reimbursement)" consistent with the term used in Form N-1A.
Response:	The requested change to the last line of the Fee Table has been made.
Comment 4:	In the Expense Example, in the second sentence, delete the phrase "reinvest dividends and distributions". Also, in the third sentence, delete the parenthetical information.
Response:	The requested changes have been made to the Expense Example.
Comment 5:	In the "Principal Investment Strategy" section, please refine the definition of Indian companies to include either a 50% revenue or income from India test.
Response:

Additional disclosure has been added to the "Principal Investment Strategy" section to indicate that the adviser defines Indian companies as those that are organized under the laws of India; have their principal place of business in India; derive 50% of their income or revenue from operations in India or whose securities are principally traded on Indian securities exchanges.

Comment 6:	In the "Principal Investment Risk" section, please revise the Indian Security Risk to be more specific to India.
Response:

Additional risk disclosure specific to India has been added to the "Principal Investment Risk" section of the prospectus, including the risk of religious, cultural and military disputes within and outside India as well as the closely-held nature of many Indian companies.

Comment 7:

In the "Principal Investment Risks" section, there is reference to "Derivatives Risk", however, there is no corresponding disclosure in the "Principal Investment Strategies" section.  Please provide information regarding what derivative instruments will be used and to what extent.

Response:

After consultation with the Fund's investment adviser, it was determined that the use of derivatives is not principal to the investment adviser's strategy for the Fund.  Accordingly, references to the use of derivatives will be deleted from the strategy and risk sections of the Prospectus.

Comment 8:	In the "Performance" section, in the second to last sentence of the first paragraph, include the phrase "before and after taxes" after "past performance".
Response:	The requested change has been made.
Comment 9:	In the "Performance" section, delete footnote 2 to the performance chart related to the Bombay Stock Exchange.
Response:	The requested change has been made.
Comment 10:	In the "Performance" section, in the paragraph immediately following the performance chart, please delete the last sentence.
Response:	The requested change has been made.
Comment 11:	In the "Portfolio Manager" section, please indicate the Fund's inception date and delete the last sentence of the paragraph.
Response:	The requested change has been made.
Comment 12:	In the "Purchase and Sale of Fund Shares" section, delete the last 3 sentences of the first paragraph.
Response:	The requested changes have been made.
Comment 13:	In the "Tax Information" section, please indicate as a new last sentence that distributions from tax-deferred plans are taxed at a later date.
Response:

The following sentence has been added as a new last sentence to the "Tax Information" section:

"Distributions to tax-deferred accounts are typically taxed at the time of the withdrawal from the account."

Comment 14:

In the "Additional Information About Investment Objectives, Strategies and Related Risks", under the subheading "Principal Investment Strategies", the last paragraph discussed the Fund may invest up to 100% in derivatives.  Please revise this paragraph to be consistent with the disclosure sin the Summary Prospectus and Item 2 disclosures.

Response:

As was indicated in the response to Comment 7 above, the Fund's investment adviser has determined that the use of derivatives will not be a principal strategy and accordingly references to the sue of derivatives, include the reference you highlighted, will be deleted from the Prospectus.

Comment 15:

In the Statement of Additional Information, in the section entitled "Management of the Fund", in the paragraph discussing "Board Leadership Structure", provide disclosure indicated why the Board thinks the current structure is appropriate.  Also indicate whether the Audit Committee is made up of all independent trustees.

Response:

The Board Leadership Structure paragraph has been revised as follows (new disclosure is bolded and underlined):

"Board Leadership Structure.  The Trust is led by Mr. Suhas Kundapoor, who has served as the Chairman of the Board and President (principal executive officer), since its inception in 2007.  Mr. Kundapoor is an interested person by virtue of his ownership interest in the Trust's investment adviser.  The Board of Trustees is comprised of Mr. Kundapoor and four (4) Independent Trustees (i.e. those who are not "interested persons" of the Trust, as defined under the 1940 Act).  The Trust does not have a Lead Independent Trustee, but governance guidelines provide that Independent Trustees will meet in executive session at each Board meeting and no less than quarterly.  The Trust has an Audit Committee, made up of all of the Independent Trustees, with a separate chair.  The Trust does not have a Nominating Committee, but the Audit Committee performs the duties of a nominating committee when and if necessary.  Under the Trust's Declaration of Trust,  By-Laws and governance guidelines, the Chairman of the Board is generally responsible for (a) chairing board meetings, (b) setting the agendas for these meetings and (c) providing information to board members in advance of each board meeting and between board meetings.  Generally, the Trust believes it best to have a single leader who is seen by shareholders, business partners and other stakeholders as providing strong leadership.  The Board of Trustees has determined that this structure is the most appropriate as it provides for the efficient operation of the Trust with adequate oversight by the Board of Trustees without causing the Trustees to become involved in the day-to-day operations of the Trust. The Trust believes that its Chairman and President, together with the Audit Committee and the full Board of Trustees, provide effective leadership that is in the best interests of the Trust, its Funds and each shareholder."

Comment 16:	In the Statement of Additional Information, in the section entitled "Distribution Plans" provide the disclosure required by Item 19(c)(1) of Form N-1A.
Response:

Additional disclosure has been added to the Statement of Additional Information detailing the Fund expenses borne by the Fund's investment adviser, primarily the marketing expenses not covered by the Fund's Rule 12b-1 Plans.

Comment 17:	In the statement of Additional Information, provide in the appropriate paragraphs information related to the brokerage fees and advisory fees paid for the Fund's last 3 fiscal years.
Response:	The requested information has been provided in the appropriate sections of the Statement of Additional Information.

The Registrant has authorized us to express to you that it acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact JoAnn Strasser at (513) 352-6725 if you need any further information.

Sincerely,

/s/ THOMPSON HINE LLP